

February 6, 2012

<u>Via e-mail:</u>
Mr. Dhru Desai
Chief Financial Officer
Quadrant 4 Systems Corporation
2850 Golf Road, Suite 405
Rolling Meadows, Illinois 60008

> **Re:** **Quadrant 4 Systems Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed May 19, 2011**
> **Response dated December 9, 2011**
> **Form 10-Q for the Fiscal Quarter Ended June 30, 2011**
> **Filed August 17, 2011**
> **Response dated December 9, 2011**
> **Form 10-Q for the Fiscal Quarter Ended September 30, 2011**
> **Filed November 18, 2011**
> **File No. 033-42498**

Dear Mr. Desai:

We issued comments to you on the above captioned filings on January 10, 2010. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to provide a substantive response to these comments by February 21, 2012 or to advise us why you are unable to respond and a date certain when you will be able to do so. We acknowledge the e-mail correspondence received February 2, 2012, but note that it includes neither a substantive response nor an explanation for why you are unable to respond.

If you do not respond to the outstanding comments by February 21, 2012, or explain why you are unable to do so, we will, consistent with our obligations under the federal securities laws, decide on how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure.

Please file all correspondence over EDGAR. You may contact Sharon Virga, Senior Staff Accountant, at (202) 551-3385 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact Jonathan Groff, Staff Attorney, at (202) 551-3458, Celeste Murphy, Legal Branch Chief, at (202) 551-3257 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director

cc: Via E-mail to
        Gregg Jaclin, Esq.
        Anslow & Jaclin LLP